UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 PETsMART, Inc.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    716768106
                                 (CUSIP Number)

   William D. Savoy                                     Alan Koslow
 Vulcan Ventures Incorporated                     Foster Pepper & Shefelman
110-110th Avenue N.E., Suite 550                 1111 Third Avenue, Suite 3400
   Bellevue, WA  98004                                 Seattle, WA 98101
    (206) 453-1940                                      (206) 447-8922

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 28, 1996
             (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (2/92)

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CUSIP NO.   716768106           13D                 Page   2   of   8   Pages
- - - -------------------------------------------------------------------------

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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Vulcan Ventures Incorporated

- - - -------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) |_|
          (b) |_|

- - - -------------------------------------------------------------------------
   3      SEC USE ONLY


- - - -------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(E)


- - - -------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Washington corporation
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        NUMBER OF               7      SOLE VOTING POWER
          SHARES                       -0- shares
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ---------------------------------------------------
                                8      SHARED VOTING POWER
                                       5,484,548 shares

                           ---------------------------------------------------
                                9      SOLE DISPOSITIVE POWER
                                       -0- shares

                           ---------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                5,484,548 shares

- - - -------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,484,548 shares
- - - -------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


- - - -------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.20%
- - - -------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                   CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

- - - -------------------------------------------------------------------------
CUSIP NO.   716768106                  13D           Page   3   of   8   Pages
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Paul G. Allen

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) |_|
          (b) |_|

- - - -------------------------------------------------------------------------
   3      SEC USE ONLY


- - - -------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
- - - -------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(E)


- - - -------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen
- - - -------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES                       -0- shares
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ---------------------------------------------------
                                8      SHARED VOTING POWER
                                       5,484,548 shares

                           ---------------------------------------------------
                                9      SOLE DISPOSITIVE POWER
                                      -0- shares

                           ---------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                       5,484,548 shares

- - - -------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,484,548 shares
- - - -------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


- - - -------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.20%
- - - -------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

          IN
- - - -------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

     Title of Class of Equity Securities: Common Stock, $0.0001 par value per share, of PETsMART, Inc.

     Name and Address of Principal Executive Offices of the Issuer:

                                 PETsMART, Inc.
                         10000 N. 31st Ave., Suite C-100
                             Phoenix, Arizona 85051

Item 2.  Identity and Background

(a)  Name of Person Filing:    Vulcan Ventures Incorporated ("Vulcan Ventures")

     State of Organization:    Washington

(b)  Principal Business:       Investments in various companies

(c)  Address of Principal
     business:                 110-110th Avenue N. E.,
                               Suite 550
                               Bellevue, Washington 98004

    Address of Principal
    Office:                    110-110th Avenue N. E.,
                               Suite 550
                               Bellevue, Washington 98004

(d)  Conviction in a Criminal Proceeding (excluding traffic violations or
     similar misdemeanors) during the Last Five Years:   No

(e)  Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such
     laws:   No

     The names, business address, present principal occupation and citizenship of each executive officer, director and controlling person of Vulcan Ventures is as follows: Paul G. Allen (See Page 7 of 8)

     William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Mr. Savoy is Vice President and Director of Vulcan Ventures and President, Secretary, Director and Chairman of Vulcan Northwest Inc. Citizenship is U.S.

     Bert E. Kolde, The Paul Allen Group, 110-110th Avenue N.E., Suite 530, Bellevue, Washington 98004. Principal occupation is Vice President of The Paul Allen Group and Vice President, Secretary, Treasurer and Director of Vulcan Ventures. Citizenship is U.S.

     Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Ms. Patton is Vice President, Vice Chairman and Director of Vulcan Ventures and Vice President, Director and Vice Chairman of Vulcan Northwest Inc. Citizenship is U.S.

     To the best knowledge of Vulcan Ventures, during the last five years none of these people have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration

     The sole source of funds used in purchasing the 10,000 shares of Common Stock reported herein in Item 5(c) was the working capital of Vulcan Ventures. The amount of funds used in such purchase was $271,254.

                    Regarding Paul G. Allen (See Page 7 of 8)

Item 4.  Purpose of Transaction

     Vulcan Ventures has acquired the shares of PETsMART, Inc. for investment purposes. At this time, it has no intention of acquiring additional shares of PETsMART, Inc., although it reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of PETsMART, Inc. Vulcan Ventures has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)  Aggregate Number of Shares of Common Stock of PETsMART, Inc.
     Beneficially Owned:
                                5,484,548 shares

     Percentage of Common Stock of PETsMART, Inc. Owned (based on 105,517,236 shares of common stock outstanding as of August 28, 1996): 5.20%

     The number of shares of Common Stock reported herein give effect to a 3-for-2 stock split declared in May 1995 and a 2-for-1 stock split in July 1996.

     To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer:

     Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures beneficially owns 5,484,548 shares (which is the 5,484,548 shares owned by Vulcan Ventures).

     William  D.  Savoy,   Director  and  Vice  President  of  Vulcan  Ventures,
beneficially owns 10,900 shares of Common Stock.

 (b)      Sole Voting Power:                  -0- shares
          Sole Dispositive Power:             -0- shares
          Shared Voting Power:             5,484,548 shares
          Shared Dispositive Power:        5,484,548 shares

 (c) The following transactions in Common Stock of PETsMART, Inc. were open market purchases on The Nasdaq Stock Market effected by Vulcan Ventures during the past 60 days:

       Trade date                Number of Shares                 Price
      of Purchases               of Common Stock                Per Share

        10/28/96                      10,000                     $27.125


 (d)  Not applicable

 (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Vulcan Ventures nor any of the executive officers, directors or controlling persons of Vulcan Ventures, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                                     None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                         VULCAN VENTURES INCORPORATED



December 13, 1996                    By: /s/ Paul G. Allen
  (Date)                                Paul G. Allen, President

Item 1.  Security and Issuer

     Title of Class of Equity Securities: Common Stock, $0.0001 par value per share, of PETsMART, Inc.

     Name and Address of Principal Executive Offices of the Issuer:

                                 PETsMART, Inc.
                         10000 N. 31st Ave., Suite C-100
                             Phoenix, Arizona 85051

Item 2. Identity and Background

(a)  Name of Person Filing:   Paul G. Allen, Director, President and
                              sole shareholder of Vulcan Ventures

(b)  Business Address:        110-110th Avenue N. E.
                              Suite 550
                              Bellevue, Washington 98004

(c) Principal Occupation and the Name of Principal Business and Address of any corporation in which such employment is conducted:

                                    Chairman
                              Asymetrix Corporation
                        110 - 110th Ave. N.E., Suite 717
                               Bellevue, WA 98007

(d)  Conviction of a Criminal Proceeding (excluding traffic violations or
     similar misdemeanors) during the last five years:    No

(e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

(f)  Citizenship:  U.S.

Item 3:  Source and Amount of Funds or Other Consideration

     The sole source of funds used in purchasing the 10,000 shares of Common Stock reported herein in Item 5(c) was the working capital of Vulcan Ventures. The amount of funds used in such purchase was $271,254.

Item 4.  Purpose of Transaction

     Vulcan Ventures has acquired the shares of PETsMART, Inc. for investment purposes. At this time, it has no intention of acquiring additional shares of PETsMART, Inc., although it reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of PETsMART, Inc. Vulcan Ventures has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

     Except as set forth herein, Paul G. Allen does not have any plans or proposals that relate to or would result in any of the matters specified in
Item 4.

Item 5.  Interest in Securities of the Issuer

(a)  Aggregate Number of Shares of Common Stock of PETsMART, Inc.
     Beneficially Owned:

                                5,484,548 shares

     Percentage of Common Stock of PETsMART, Inc. Owned (based on 105,517,236 shares of common stock outstanding as of August 28, 1996): 5.20%

     The number of shares of Common Stock reported herein give effect to a 3-for-2 stock split declared in May 1995 and a 2-for-1 stock split in July 1996.

(b)  Sole Voting Power:                            -0- shares
     Sole Dispositive Power:                       -0- shares
     Shared Voting Power:                         5,484,548 shares
     Shared Dispositive Power:                    5,484,548 shares

(c) The following transactions in Common Stock of PETsMART, Inc. were open market purchases on The Nasdaq Stock Market effected by Vulcan Ventures during the past 60 days:

       Trade date                Number of Shares                 Price
      of Purchases               of Common Stock                Per Share
        10/28/96                      10,000                     $27.125

(d)  Not applicable

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Paul G. Allen does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                                      None.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 13, 1996                            /s/ Paul G. Allen
    (Date)                                   Paul G. Allen